UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

BROOGE HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 2 633 3149

(Address of Principal Executive Offices)

Nicolaas L. Paardenkooper

P.O. Box 50170

Fujairah, United Arab Emirates

+971 2 633 3149

nico.paardenkooper@bpgic.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, $0.0001 par value per share	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 109,587,754 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

BROOGE HOLDING LIMITED

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the Risk Factors section of the registration statement on Form F-4, which are incorporated by reference into this Report and which was filed with the United States Securities and Exchange Commission (the “SEC”) on September 27, 2019, as subsequently amended.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

On April 15, 2019, (i) Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), (ii) Brooge Holdings Limited, a Cayman Islands exempted company (the “Company” or “Pubco”), (iii) Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Merger Sub”), and (iv) Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, United Arab Emirates (“BPGIC”), entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited (the “Seller”), a Cayman Islands exempted company also become a party thereafter pursuant to the Assignment and Joinder to Business Combination Agreement dated as of November 19, 2019 (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company formed under the laws of England and Wales, which became a party to the Business Combination Agreement pursuant to a Joinder to Business Combination Agreement dated as of May 10, 2019) (as amended prior to the date hereof, including by the foregoing joinders and by the First Amendment to Business Combination Agreement, dated as of September 16, 2019, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby on December 20, 2019 (the “Closing”), among other matters, (a) Twelve Seas merged with and into Merger Sub, with Twelve Seas continuing as the surviving entity with the name BPGIC International, and as a wholly-owned subsidiary of the Company and with holders of the Twelve Seas’ securities receiving substantially equivalent securities of the Company, and (b) the Company acquired all of the issued and outstanding ordinary shares of BPGIC from the Seller in exchange for ordinary shares of the Company, subject to the withholding of the escrow shares being deposited in the escrow account in accordance with the terms and conditions of the Business Combination Agreement and the escrow agreement, and with BPGIC becoming a wholly-owned subsidiary of the Company (such transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”).

Upon consummation of the Business Combination pursuant to the terms of the Business Combination Agreement, the Company’s ordinary shares and warrants to purchase ordinary shares became listed on The Nasdaq Stock Market. This report is being filed in connection with the Business Combination.

Unless otherwise indicated, “we,” “us,” “our,” “Pubco,” “the Company” and similar terminology refers to Brooge Holdings Limited, a company organized under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Company’s Form F-4 Registration Statement filed with the SEC on September 27, 2019, as amended (the “Form F-4”) in the section entitled “Management of Pubco Following the Business Combination” and incorporated herein by reference. The business address for each of the Company’s directors and senior management is P.O. Box 50170, Fujairah, United Arab Emirates.

B. Advisors

K&L Gates LLP, 599 Lexington Avenue, New York, NY 10022 has acted as U.S. securities counsel for the Company and BPGIC and continues to act as U.S. securities counsel to BPGIC and the Company following the consummation of the Business Combination.

Maples and Calder, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands has acted as Cayman Islands counsel for the Company and continues to act as Cayman Islands counsel to the Company following the consummation of the Business Combination.

Hogan Lovells (Middle East) LLP, 19th Floor, Al Fattan Currency Tower, Dubai International Financial Centre, Dubai, United Arab Emirates has acted as counsel for the Company and BPGIC with respect to United Arab Emirates and United Kingdom law and continues to act as counsel for the Company and BPGIC with respect to United Arab Emirates and United Kingdom law following the consummation of the Business Combination.

C. Auditors

Ernst & Young, Nation Tower 2 Corniche, Abu Dhabi, United Arab Emirates, has and continues to act as the Company’s and BPGIC’s independent auditing firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The Company was formed solely to effectuate the Business Combination. Following and as a result of the Business Combination, all of the Company’s business will be conducted through BPGIC. Selected financial information regarding BPGIC is included in the Form F-4 in the section entitled “Selected Historical Financial Information” and is incorporated herein by reference. The financial statements of the Company and BPGIC have been prepared in United States Dollars (“USD”).

B. Capitalization and Indebtedness

The following table sets forth the capitalization on an unaudited, combined basis of the Company as of December 27, 2019 after giving effect to the Business Combination, reflecting that holders of 16,997,181 Twelve Seas ordinary shares exercised their redemption rights.

As of December 27, 2019
Bank balances and cash	$20,164,104
Term loans	$90,459,212
Total equity	$121,884,240
Total capitalization	$212,343,452

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company’s legal and commercial name is Brooge Holdings Limited. The Company was incorporated solely for the purpose of effectuating the Business Combination. The Company was incorporated under the laws of the Cayman Islands as an exempted company on April 12, 2019. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The mailing address of the Company’s registered office is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Its principal executive office will be that of BPGIC, located at P.O. Box 50170, Fujairah, United Arab Emirates and its telephone number is +971 2 633 3149.

In accordance with the terms and conditions of the Business Combination Agreement, upon the closing of the Business Combination on December 20, 2019, Twelve Seas merged with Merger Sub and holders of Twelve Seas securities received substantially similar securities of the Company, and Twelve Seas continued as the surviving entity and a wholly-owned subsidiary of the Company under the name BPGIC International, and the Company acquired all of the issued and outstanding ordinary shares of BPGIC from the Seller in exchange for ordinary shares of the Company and BPGIC became a wholly-owned subsidiary of the Company.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is accessible at http://www.sec.gov. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm.

B. Business Overview

Following and as a result of the Business Combination, all of the Company’s business will be conducted through BPGIC. A description of the business is included in the Form F-4 in the sections entitled “Business of BPGIC” and “BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated herein by reference.

C. Organizational structure

Upon consummation of the Business Combination, both BPGIC and Twelve Seas became wholly-owned subsidiaries of the Company with Twelve Seas being renamed BPGIC International. The Company’s current organizational chart is on page 82 of the Form F-4 and is incorporated herein by reference.

D. Property, plants and equipment

The Company has its headquarters in Fujairah, United Arab Emirates. The table below summarizes its facilities as of June 30, 2019.

		Gross Area (square		Lease period
Country	Location	meter)	Use	Start	End
UAE	Port of Fujairah	153,916.93	Site of oil storage tanks and administrative building	On or around 3/10/2013	On or around 3/31/2073(1)

(1)	The lease ends on or around 3/31/2073 after giving effect to an automatic 30 year extension after the initial 30 year term ends on or around 3/31/2043.

Following and as a result of the Business Combination, all of the Company’s business will be conducted through BPGIC. A description of BPGIC’s material tangible fixed assets and its material plans to construct, expand or improve facilities is included in the Form F-4 in the sections entitled “Business of BPGIC” and “BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, all of the Company’s business will be conducted through BPGIC. The discussion and analysis of the financial condition of BPGIC is included in the Form F-4 in the section entitled “BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

A payment of principal and interest due on November 30, 2019 under the Phase I Financing Facilities (as defined in the Form F-4) was not paid as a result of recent discussions between BPGIC and First Abu Dhabi Bank PJSC pertaining to more favorable financing terms. On or around December 29, 2019, BPGIC and First Abu Dhabi Bank PJSC agreed to amend the Phase I Construction Facility (as defined in the Form F-4) to defer the installments due thereunder to later dates. The key changes resulting from the amendment are as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 will now be repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 will now be payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020; and

3.	the Debt Service Reserve Account to be created by February 28, 2020; and

4.	testing of the Debt Service Coverage Ratio covenant to start on February 28, 2020 and to be conducted on each subsequent due date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Information regarding the directors and executive officers of the Company upon the consummation of the Business Combination is included in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination.” All such information is incorporated herein by reference.

B. Compensation

The executive compensation of the Company’s executive officers and directors is described in the Form F-4 in the section entitled “Executive Compensation,” which description is incorporated herein by reference.

C. Board Practices

Information regarding the Company’s board of directors subsequent to the Business Combination is included in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination,” which information is incorporated herein by reference.

D. Employees

As of November 30, 2019, the Company had 17 employees and 48 contractors.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 109,587,754 ordinary shares outstanding as of December 20, 2019 (subsequent to the closing of the Business Combination) based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Except as indicated by the footnotes below, we believe that the persons named below have shared voting and dispositive power with respect to all stock that they beneficially own. The shares owned by the persons named below do not have voting rights different from the shares owned by other holders. We believe that none of the persons named below own shares of record in the United States of America.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		% of Class(16)
Directors and Executive Officers of the Company
Dr. Yousef Alassaf	—		—
Abu Bakar Chowdhury	8,333,333	(17)	7.6%
Nicolaas Paardenkooper	98,718,035	(1)	90.1%
Saleh Yammout	—		—
Sa’eb El-Zein	—		—
Dr. Simon Madgwick	—		—
Lina S. Saheb	—		—
Faisal Selim	—		—
All executive officers and directors as a group (8 individuals)	98,718,035		90.1%

Five Percent Holders
BPGIC Holdings Limited(2)	98,718,035		90.1%
Brooge Petroleum and Gas Investment Company (BPGIC) PLC(3)	98,718,035		90.1%
SBD International LP(4)	58,152,625		53.1%
SD Holding Limited(5)	58,152,625		53.1%
Salman Dawood Salman Al-Ameri(6)	67,826,992		61.9%
HBS Investments LP(7)	9,674,367		8.8%
O2 Investments Limited(8)	9,674,367		8.8%
H Capital International LP(9)	8,991,043		8.2%
Gyan Investments Limited(10)	8,991,043		8.2%
Hind Mohammed Muktar Ahmed(11)	8,991,043		8.2%
His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan(12)	21,900,000		20.0%
MENA Energy Services Holdings Limited(13)	8,333,333		7.6%
IDB Infrastructure Fund II B.S.C(c)(14)	8,333,333		7.6%
ASMA Capital B.S.C.(c). (15)	8,333,333		7.6%

(1)	Represents the shares held by BPGIC Holdings Limited. Mr. Paardenkooper is the CEO of BPGIC Holdings Limited, consequently, he may be deemed the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited are held in escrow and subject to forfeiture until the Company satisfies certain milestones.

(3)	Represents the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings Limited, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(4)	SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings Limited. Its pro rata percentage of the Company ordinary shares held by BPGIC Holdings Limited is 58.9%, i.e., 58,152,625 ordinary shares. Similarly, SBD International LP’s pro rata portion of the ordinary shares held in escrow is 58.9%. SBD International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(5)	Represents the interests of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 58.9% of the shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(6)	Represents the interests of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 68.7% of the shares held by BPGIC Holdings Limited. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(7)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. HBS Investments LP’s pro rata portion of the ordinary shares held in escrow is 9.8%. HBS Investments LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(8)	Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9.8% of the shares held by BPGIC Holdings Limited. O2 Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(9)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. H Capital International LP’s pro rata portion of the ordinary shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(10)	Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 9.1% of the shares held by BPGIC Holdings Limited. Gyan Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(11)	Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 9.1% of the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

(12)	Represents the interests of His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan’s pro rata portion of the ordinary shares held in escrow will be 22.2%. His Highness Sheikh Mohammad bin Khalifa bin Zayed Al Nayhan disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(13)	MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of the Company owned by BPGIC Holdings Limited.

(14)	Represents the interest of MENA Energy Services Holdings Limited in the shares held by BPGIC Holdings Limited. IDB Infrastructure Fund II B.S.C(c) is the sole shareholder of MENA Energy Services Holdings Limited, consequently it may be deemed the beneficial owner of the 8,333,333 ordinary shares of the Company that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. IDB Infrastructure Fund II B.S.C(c) disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(15)	Represents the interest of MENA Energy Services Holdings Limited in the shares held by BPGIC Holdings Limited. ASMA Capital B.S.C.(c). holds 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy Services Holdings Limited, consequently it may be deemed the beneficial owner of the 8,333,333 ordinary shares of the Company that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. ASMA Capital B.S.C.(c). disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(16)	Based on 109,587,754 ordinary shares outstanding immediately after the Closing, which reflects: (i) the redemption of 16,997,181 ordinary shares by public shareholders of Twelve Seas in connection with the Business Combination, (ii) the forfeiture of an aggregate of 1,035,000 shares by Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky, (iii) the issuance of 2,122,900 shares upon conversion of the Twelve Seas’ rights (iv) the issuance of 98,718,035 shares to BPGIC Holdings Limited (the “Exchange Shares”), and (vi) receipt by BPGIC Holdings Limited of cash consideration of $13,225,827.22 in lieu of 1,281,965 ordinary shares. Does not reflect the 21,229,000 ordinary shares issuable upon exercise of the warrants issued in exchange for Twelve Seas warrants.

(17)	Represents the interest of MENA Energy Services Holdings Limited in the shares held by BPGIC Holdings Limited. Mr. Chowdhury is the Managing Director and Chief Financial Officer of ASMA Capital B.S.C.(c). which will hold 99% of the equity of IDB Infrastructure Fund II B.S.C(c), the sole shareholder of MENA Energy Services Holdings Limited, consequently he may be deemed the beneficial owner of the 8,333,333 ordinary shares of the Company that MENA Energy Services Holdings Limited would receive upon conversion of its securities in BPGIC Holdings Limited. Mr. Chowdhury disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

B. Related Party Transactions

Related party transactions of the Company are described in the Form F-4 in the sections entitled “Certain Relationships and Related Person Transactions,” and “BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions,” which are incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

A payment of principal and interest due on November 30, 2019 under the Phase I Financing Facilities (as defined in the Form F-4) was not paid as a result of recent discussions between BPGIC and First Abu Dhabi Bank PJSC pertaining to more favorable financing terms. On or around December 29, 2019, BPGIC and First Abu Dhabi Bank PJSC agreed to amend the Phase I Construction Facility (as defined in the Form F-4) to defer the installments due thereunder to later dates. The key changes resulting from the amendment are as follows:

1.	an amount of $5,729,417.50 which was due on November 30, 2019 will now be repayable on February 28, 2020;

2.	an amount of $1,765,553.50 which was due on January 31, 2020 will now be payable in two installments: $882,776.75 on January 31, 2020 and $882,776.75 on February 28, 2020; and

3.	the Debt Service Reserve Account to be created by February 28, 2020; and

4.	testing of the Debt Service Coverage Ratio covenant to start on February 28, 2020 and to be conducted on each subsequent due date.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols BROG and BROGW, respectively. Holders of our ordinary shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols BROG and BROGW, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 450,000,000 ordinary shares, $0.0001 par value per share, and 50,000,000 preferred shares, $0.0001 par value per share. Prior to the closing of the Business Combination, the Company was authorized to issue 500,000,000 ordinary shares, $0.0001 par value per share and there was one ordinary share issued and outstanding.

As of December 20, 2019, subsequent to the closing of the Business Combination, there were 109,587,754 ordinary shares of outstanding, and no preferred shares outstanding. There were also 21,229,000 warrants outstanding, each to purchase one ordinary share at a price of $11.50 per share.

No Company warrants issued to persons or entities other than the Initial Twelve Seas Shareholders (as defined below) are exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of such warrants is not effective within a specified period following the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if we called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the ordinary shares for the ten (10) trading days ending on the trading day prior to the date of exercise. The Company warrants will become exercisable thirty (30) days after the Closing and will expire on the fifth anniversary of the Closing.

The Company warrants issued to the Initial Twelve Seas Shareholders are identical to the other warrants issued in exchange for Twelve Seas warrants, except that the warrants issued to the Initial Twelve Seas Shareholders are exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Initial Twelve Seas Shareholders or their affiliates.

We may call the warrants for redemption (excluding the warrants issued to the Initial Twelve Seas Shareholders provided such warrants are still held by the Initial Twelve Seas Shareholders or their affiliates), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant. The redemption criteria for the Company’s warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Brooge Petroleum and Gas Investment Company (BPGIC) PLC sold $75,000,000 of guaranteed subordinated convertible securities due in 2024 (the “Securities”) to MENA Energy Services Holdings Limited on March 31, 2019. The Securities were issued in nominal amounts of $5,000,000. In connection with a restructuring that occurred prior to the consummation of the Business Combination, the Seller, BPGIC Holdings Limited, assumed the Securities in place of Brooge Petroleum and Gas Investment Company (BPGIC) PLC. All (but not part) of the outstanding Securities can be exchanged for ordinary shares of the Company, Brooge Holdings Limited, that were issued to the Seller in the Business Combination. The Securities are exchangeable for 8,333,333 ordinary shares of the Company.

B. Memorandum and Articles of Association

The Company’s objects are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands. The Company’s objects can be found in paragraph number 3 of the Amended and Restated Memorandum of Association of the Company.

A director is free to vote in respect of any contract or transaction in which he or she is interested provided that the nature of the interest of such director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon. A director may give a general notice that he or she is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company. Such general notice is sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which such director has an interest, and after such general notice, such director does not need to give special notice relating to any particular transaction. The directors’ power to vote compensation to be paid to themselves or any members of their body in the absence of an independent quorum is not restricted. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be varied by an amendment to the Articles of Association. There is no age at which directors are required to retire. A person is not required to hold shares of the Company to serve as a director.

Ordinary shares

The holders of ordinary shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of the Company’s ordinary shares will not have any conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the ordinary shares.

Preferred Shares

The Amended and Restated Memorandum and Articles of Association of the Company authorize the issuance of up to 50,000,000 blank check preferred shares with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors. Accordingly, the Company’s board of directors will be empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of the Company.

Variation of Rights of Shareholders

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights. In all other cases, variations shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the purposes of a separate class meeting, the directors may treat two or more or all the classes of shares as forming one class of shares if the directors consider that such class of shares would be affected in the same way by the proposals under consideration. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Meetings of Shareholders

The Company may, but shall not (unless required by Cayman Islands law) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint. At these meetings the report of the directors (if any) shall be presented. The directors may call general meetings. The directors are required to convene an extraordinary general meeting upon a requisition deposited by not less than twenty percent of par value of the issued shares which at that date carry the right to vote at general meetings. The requisition must state the objects of the meeting and must be signed by the depositing shareholders. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the required notice has been given and whether or not the provisions of the Amended and Restated Memorandum and Articles of Association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (i) in the case of an annual general meeting, by all of the shareholders entitled to attend and vote thereat; and (ii) in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the shares giving that right. The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

A resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll. In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

Limitations on Rights to Own Securities

There are no limitations on the rights to own securities in the Company.

Anti-Takeover Provisions

Certain provisions in the Amended and Restated Memorandum and Articles of Association of the Company, such as the super majority voting requirements for amendments thereto, may discourage unsolicited takeover proposals that the Company’s shareholders may consider to be in their best interest and may make the removal of the Company’s incumbent management more difficult. Other anti-takeover provisions under the Amended and Restated Memorandum and Articles of Association of the Company include:

●	Undesignated Preferred Shares. The Company’s board of directors has the ability to designate and issue preferred shares with voting or other rights or preferences that could deter hostile takeovers or delay changes in its control or management.

●	Directors Removed Only for Cause. The Company’s Amended and Restated Memorandum and Articles of Association provides that shareholders may remove directors only for cause.

For discussions on risks associated with the above anti-takeover provisions, please see the section of the Form F-4 entitled “Risk Factors — Provisions in Pubco’s amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management.”

Bylaw Provision regarding Ownership Disclosure

There is no bylaw provision requiring shareholder ownership to be disclosed above a certain threshold.

Certain Differences of Cayman Islands Law

The Company’s corporate affairs will be governed by its Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. Your rights as a shareholders and the fiduciary responsibilities of the Company’s directors under Cayman Islands law are different from under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws from the United States and may provide significantly less protection to investors. In addition, some U.S. states, such as Delaware, have different bodies of corporate law than the Cayman Islands.

The Company has been advised by its Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. The Company understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

The Company is incorporated in the Cayman Islands and following the Business Combination, will initially conduct all of its operations through its subsidiary, BPGIC, in the United Arab Emirates. All of the Company’s assets are located outside the United States. The Company’s officers and directors are expected to reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the United Arab Emirates could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers.

Shareholders of Cayman Islands exempted companies such as the Company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under Cayman Islands law to determine whether or not, and under what conditions, the Company’s corporate records could be inspected by the Company’s shareholders, but are not obliged to make them available to the Company’s shareholders. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, the Company shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

C. Material Contracts

Amended Founders’ Share Escrow Agreement

On June 19, 2018, Twelve Seas entered into the Share Escrow Agreement, by and among Twelve Seas, Twelve Seas Sponsors I LLC (“Twelve Seas Sponsor”), Suneel G. Kaji, Gregory Stoupnitzky (Twelve Seas Sponsor, Suneel G. Kaji and Gregory Stoupnitzky collectively, the “Initial Twelve Seas Shareholders”) and Continental Stock Transfer & Trust Company (“Continental”), as escrow agent (the “Founders’ Share Escrow Agreement”). On December 20, 2019, the Company entered into the Share Escrow Agreement Amendment, by and among the Company, Twelve Seas, the Initial Twelve Seas Shareholders and Continental, as escrow agent (the Founders’ Share Escrow Agreement as amended by the Share Escrow Agreement Amendment, the “Amended Founders’ Share Escrow Agreement”). The Amended Founders’ Share Escrow Agreement provides that 2,587,500 shares held by Twelve Seas Sponsor, (the “Founders’ Lock-Up Shares”) will be held in escrow, with 50% of such Founders’ Lock-Up Shares subject to possible release from escrow upon certain milestones being met prior to one year after the date of Closing, but in any event, all Founders’ Lock-Up Shares to be released one year after the date of the Closing. Further, the Founders’ Lock-Up Shares may also be released prior to one year after the date of Closing, if, subsequent to the Closing, the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. During the Escrow Period (as defined in the Amended Founders’ Share Escrow Agreement), the only permitted transfers of the Founders’ Lock-Up Shares will be (i) for transfers to the Company’s officers, directors or their respective affiliates (including, where an Initial Twelve Seas Shareholder is an entity, as a distribution to partners, members or shareholders of such Initial Twelve Seas Shareholder upon its liquidation and dissolution) (ii) by bona fide gift to a member of the Initial Twelve Seas Shareholder’s immediate family or to a trust, the beneficiary of which is the Initial Twelve Seas Shareholder or a member of the Initial Twelve Seas Shareholder’s immediate family for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death of the Initial Twelve Seas Shareholder, (iv) pursuant to a qualified domestic relations order, (v) by certain pledges to secure obligations incurred in connection with purchases of the Company’s securities, (vi) by private sales made at or prior to the consummation of the transactions under the Business Combination Agreement at prices no greater than the price at which the Founders’ Lock-Up Shares were originally purchased or (vii) to the Company for cancellation or in connection with the consummation of the transactions under the Business Combination, in each case, except for clause (vii) or with the Company’s prior consent, on the condition that such transfers may be implemented only upon the respective transferee’s written agreement (in a form reasonably acceptable to the Company) to be bound, inter alia, by the terms and conditions of the Amended Founders’ Share Escrow Agreement.

The description of the Amended Founders’ Share Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which was filed by Twelve Seas as Exhibit 10.3 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on June 25, 2018 and is incorporated by reference herein as Exhibit 4.7, and by reference to the full text of the amendment to such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.75.

A&R Founders’ Registration Rights Agreement

The Company entered into the Amended and Restated Founders’ Registration Rights Agreement (the “A&R Founders’ Registration Rights Agreement”), dated as of December 20, 2019, by and among the Company, Twelve Seas, EarlyBirdCapital, Inc. (“EBC”) and the Initial Twelve Seas Shareholders (the Initial Twelve Seas Shareholders and EBC, collectively the “Twelve Seas Insiders” and the securities held by the Twelve Seas Insiders the “Twelve Seas Insider Securities”). Pursuant to the A&R Founders’ Registration Rights Agreement, the holders of a majority-in-interest of the Twelve Seas Insider Securities are entitled to make demands that the Company register such securities, however the Company is not obligated to effect more than an aggregate of two such demand registrations. With respect to such Twelve Seas Insider Securities which are subject to escrow under the Amended Founders’ Share Escrow Agreement, the holders of the majority-in-interest of the Twelve Seas Insider Securities can elect to exercise their registration rights at any time commencing two months prior to the date on which such securities are to be released from escrow under the Amended Founders’ Share Escrow Agreement. With respect to such Twelve Seas Insider Securities which are subject to escrow under the Initial Shareholder Escrow Agreement, the holders of the majority-in-interest of the Twelve Seas Insider Securities can elect to exercise their registration rights when such securities are released from escrow under the Initial Shareholder Escrow Agreement. With respect to such Twelve Seas Insider Securities which are not subject to any escrow, the registration rights may be exercised at any time on or after the date of Closing. Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the A&R Founders Registration Rights Agreement, the Company shall give notice to the Twelve Seas Insiders and all other holders of Registrable Securities (as defined in the A&R Founders’ Registration Rights Agreement) as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the A&R Founders’ Registration Rights Agreement provides that subject to certain exceptions, the holders of Registrable Securities shall be entitled under the A&R Founders’ Registration Rights Agreement to request in writing that the Company register the resale of any or all of such Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the A&R Founders’ Registration Rights Agreement, the Company agrees to indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell such Registrable Securities, unless such liability arose from the Company’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Registrable Securities will indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state a material fact, in any registration statement or prospectus pursuant to which they sell their Registrable Securities, where they were made (or not made) by the Company in reliance upon and in conformity with information furnished in writing to it by such holder.

The description of the A&R Founders’ Registration Rights Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.74.

Seller Escrow Agreement

As contemplated by the Business Combination Agreement, at the Closing, Twenty Million (20,000,000) of the Company’s ordinary shares otherwise issuable to Seller at the Closing (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Seller Escrow Shares”) were instead issued to Seller in escrow, and are held by Continental, as escrow agent for the benefit of Seller, to be held and controlled, along with any other Escrow Property (as defined in the Seller Escrow Agreement and together with the Seller Escrow Shares, the “Seller Escrow Property”) by Continental in a separate segregated escrow account (the “Seller Escrow Account”), and released in accordance with the Escrow Agreement, dated as of May 10, 2019, by and among the Company, Continental and Seller (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC) as amended by the First Amendment to the Escrow Agreement, dated December 20, 2019, by and among Seller, Continental and the Company (as amended, the “Seller Escrow Agreement”).

While the Seller Escrow Property is held in the Seller Escrow Account, Seller shall have all voting, consent and other rights (other than the rights to dividends, distributions or other income paid or accruing to the Seller Escrow Property). The Seller Escrow Agreement provides, however, that after the Closing, Seller shall be permitted to (i) pledge or otherwise encumber the Seller Escrow Property as collateral security for documented loans entered into by Seller, the Company or its subsidiaries, including BPGIC, after the Closing or (ii) transfer its rights to the Seller Escrow Property to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Seller Escrow Property shall be subject to the provisions of the Seller Escrow Agreement and the sections of the Business Combination Agreement pertaining to the escrow, including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Seller Escrow Property under clause (i) above, Seller may transfer the Seller Escrow Property to another escrow agent selected by Seller and reasonably acceptable to the Company.

The Seller Escrow Property will only become vested and not subject to forfeiture, and released to Seller, in the event that the Company meets the following performance or milestone requirements during the period commencing from the Closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing (such period, the “Seller Escrow Period”):

(i) One-half (½) of the Seller Escrow Property shall become vested and no longer subject to forfeiture, and be released to Seller, in the event that either: (a) the Annualized EBITDA (as defined in the Seller Escrow Agreement) for any full fiscal quarter during the Seller Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Seller Escrow Quarter”) equals or exceeds $175,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Seller Escrow Agreement) within any twenty (20) Trading Day period during the Seller Escrow Period.

(ii) All Seller Escrow Property remaining in the Seller Escrow Account shall become vested and no longer subject to forfeiture, and be released to Seller, in the event that either: (a) the Annualized EBITDA for any Seller Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Seller Escrow Period, the closing price of the Company ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Seller Escrow Period.

The Annualized EBITDA for each fiscal quarter is equal to four times the earnings before interest, income taxes, depreciation and amortization of the Company and its subsidiaries, on a consolidated basis, for such fiscal quarter, as determined in accordance with IFRS, consistently applied, but subject to certain adjustments set forth on Exhibit A to the Seller Escrow Agreement.

At the end of the Seller Escrow Period, if there is any Seller Escrow Property which has not vested and that Seller is not entitled to receive in accordance with the Seller Escrow Agreement and the Business Combination Agreement, such Seller Escrow Property will be forfeited and automatically surrendered by Seller and distributed to the Company from the Seller Escrow Account, for cancellation by the Company. All actions or determinations on behalf of the Company under the Seller Escrow Agreement after the Closing (other than certain reports to be delivered by the Company’s chief financial officer) will be exclusively made and determined by a majority of the independent directors then serving on the Company’s board of directors that are disinterested in the Seller Escrow Property.

The description of the Seller Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which was filed by Twelve Seas as Exhibit 10.1 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on May 13, 2019 and is incorporated by reference herein as Exhibit 4.59, and by reference to the full text of the First Amendment to such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.72.

Initial Shareholder Escrow Agreement

As contemplated by the Business Combination Agreement, at the Closing, One Million Five Hundred Fifty-Two Thousand Five Hundred (1,552,500) of the Company’s ordinary shares otherwise issuable to the Initial Twelve Seas Shareholders at the Closing (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Founders’ Earn-Out Escrow Shares” and together with the Founders’ Lock-Up Shares, the “Founders’ Shares”) were instead issued to the Initial Twelve Seas Shareholders in escrow and are held by Continental, as escrow agent for the benefit of the Initial Twelve Seas Shareholders to be held and controlled, along with any other Founder Escrow Property (as defined in the Initial Shareholder Earn-Out Escrow Agreement and together with the Founders’ Earn-Out Escrow Shares, the “Founders’ Earn-Out Escrow Property”) by Continental in a separate segregated escrow account (the “Founders’ Earn-Out Escrow Account”), and released in accordance with the Escrow Agreement, dated December 20, 2019 by and among the Initial Twelve Seas Shareholders, Continental and the Company (the “Initial Shareholder Escrow Agreement”).

While the Founders’ Earn-Out Escrow Property is held in the Founders’ Earn-Out Escrow Account, the Initial Twelve Seas Shareholders shall have all voting, consent and other rights (other than the rights to dividends, distributions or other income paid or accruing to the Founders’ Earn-Out Escrow Property). The Initial Shareholder Escrow Agreement provides, however, that each Initial Twelve Seas Shareholder shall be permitted to (i) pledge or otherwise encumber such Initial Twelve Seas Shareholder’s portion of the Founders’ Earn-Out Escrow Property as collateral security for documented loans entered into by such Initial Twelve Seas Shareholder, the Company or its subsidiaries, including BPGIC, after the Closing or (ii) transfer its rights to the Founders’ Earn-Out Escrow Property to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Founders’ Earn-Out Escrow Property shall be subject to the provisions of the Initial Shareholder Escrow Agreement, the Voting Agreement (as applicable) and the Founder Share Letter (as defined in the Initial Shareholder Escrow Agreement), including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Founders’ Earn-Out Escrow Property under clause (i) above, such Initial Twelve Seas Shareholder may transfer such Initial Twelve Seas Shareholder’s portion of the Founders’ Earn-Out Escrow Property to another escrow agent selected by such Initial Twelve Seas Shareholder and reasonably acceptable to the Company.

The Founders’ Earn-Out Escrow Property will only become vested and not subject to forfeiture, and released to the Initial Twelve Seas Shareholders (on the same proportional basis) upon the same events and milestones triggering, and at the same time as, the release of the Seller Escrow Property.

At the end of the Seller Escrow Period, if there is any Founders’ Earn-Out Escrow Property which has not vested and that the Initial Twelve Seas Shareholders are not entitled to receive in accordance with the Founder Share Letter and the Initial Shareholder Escrow Agreement (which will occur upon a determination being made under the Seller Escrow Agreement and the Business Combination Agreement that forfeitures shall be made with respect to the Seller Escrow Property), such Founders’ Earn-Out Escrow Property will be forfeited and automatically surrendered by the Initial Twelve Seas Shareholders and distributed to the Company from the Founders’ Earn-Out Escrow Account, for cancellation by the Company.

In connection with an agreement between Twelve Seas Sponsor and Magnetar Financial LLC and certain of its affiliates (collectively, “Magnetar”) whereby Twelve Seas Sponsor pledged, inter alia, its Founders’ Earn-Out Escrow Shares to Magnetar as collateral, the Company agreed that, if the other pledged collateral is not sufficient to cover Twelve Seas Sponsor’s obligations to Magnetar, the Company will waive the escrow release conditions and release up to 100% of Twelve Seas Sponsor’s Founders’ Earn-Out Escrow Shares, as necessary, to cover the remainder of Twelve Seas’ Sponsor's obligations to Magnetar (such agreement the “Limited Waiver”).

The description of the Initial Shareholder Escrow Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to both the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.77 and the Limited Waiver of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.83.

The description of the Limited Waiver does not purport to summarize all of the provisions of the Limited Waiver and is qualified in its entirety by reference to the full text thereof, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.83.

Seller Registration Rights Agreement

Pursuant to the Business Combination Agreement, the Company and Seller have entered into the registration rights agreement, dated December 20, 2019 (the “Seller Registration Rights Agreement”), which became effective upon the Closing, with respect to the ordinary shares of the Company received by the Seller at the Closing (the “Seller Shares”). Under the Seller Registration Rights Agreement, the Seller has registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the Seller Shares (together with any securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Seller Registrable Securities”), except that the Company is not obligated to register Seller Registrable Securities subject to the Seller Escrow Agreement until they are released from the Seller Escrow Account. The holders of a majority-in-interest of the Seller Registrable Securities are entitled under the Seller Registration Rights Agreement to make written demands for registration under the Securities Act of all or part of their Seller Registrable Securities (provided, however, that the Company is not obligated to effect more than four (4) of such written demands), and the other holders of Seller Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the Seller Registration Rights Agreement, the Company shall give notice to the Seller and all other holders of Seller Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the Seller Registration Rights Agreement provides that subject to certain exceptions, the holders of Seller Registrable Securities shall be entitled under the Seller Registration Rights Agreement to request in writing that the Company register the resale of any or all of such Seller Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, the Company agrees to indemnify the holders of Seller Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell Seller Registrable Securities, unless such liability arose from the Company’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Seller Registrable Securities will indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state to material fact, in any registration statement or prospectus pursuant to which they sell their Seller Registrable Securities, where they were made (or not made) by the Company in reliance upon and in conformity with information furnished in writing to it by such holder.

The description of the Seller Registration Rights Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.76.

Amendment to Warrant Agreement and Rights Agreement

On June 19, 2018, Twelve Seas entered into both the Warrant Agreement and the Rights Agreement with Continental, pursuant to which Continental agreed to act as Twelve Seas’ warrant agent with respect to the issuance, registration, transfer, exchange, redemption and exercise of Twelve Seas’ warrants, and to act as Twelve Seas’ rights agent with respect to the issuance, registration, transfer and exchange of Twelve Seas’ rights.

On December 20, 2019, the Company, Twelve Seas and Continental entered into the Amendment to Warrant Agreement and Rights Agreement pursuant to which the Company became party to each of the Warrant Agreement and the Rights Agreement and the parties revised the terms of such agreements in order to, amongst other things, reflect the conversion of each Twelve Seas warrant into a warrant of the Company having substantially the same terms and conditions as such original Twelve Seas warrant, and each Twelve Seas right converted into 1/10th of one ordinary share of the Company.

The description of the Amendment to Warrant Agreement and Rights Agreement does not purport to summarize all of the provisions of the agreements and is qualified in its entirety by reference to the full text of (i) the Warrant Agreement, a copy of which was filed by Twelve Seas as Exhibit 4.1 to the Current Report on Form 8- K, filed by Twelve Seas with the SEC on June 25, 2018 and is incorporated by reference herein as Exhibit 2.3, (ii) the Rights Agreement, a copy of which was filed by Twelve Seas as Exhibit 4.2 to the Current Report on Form 8-K, filed by Twelve Seas with the SEC on June 25, 2018 and is incorporated by reference herein as Exhibit 2.4, and (iii) the Amendment to Warrant Agreement and Rights Agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 2.5.

Business Combination Marketing Agreement Fee Amendment

Twelve Seas engaged EBC to assist it in connection with Twelve Seas’ initial business combination. Pursuant to this arrangement, EBC assisted Twelve Seas in holding meetings with Twelve Seas shareholders to discuss the Business Combination and BPGIC’s business’ attributes, introduced Twelve Seas to potential investors that may have been interested in purchasing Twelve Seas’ securities in connection with the Business Combination, assisted Twelve Seas in obtaining shareholder approval for the Business Combination and assisted Twelve Seas with its press releases and certain public filings in connection with the Business Combination. Pursuant to the original agreement, Twelve Seas agreed to pay EBC a cash fee equal to 3.5% of the gross proceeds received in its initial public offering for such services upon the consummation of its initial business combination (exclusive of any applicable finders’ fees which might become payable); provided that up to 1.0% of the gross proceeds of initial public offering could be allocated at Twelve Seas’ sole discretion to one or more advisors that assisted Twelve Seas in identifying and consummating an initial business combination. Twelve Seas also agreed to reimburse EBC for up to $20,000 of its reasonable costs and expenses incurred by it (including reasonable fees and disbursements of counsel) in connection with the performance of its services pursuant to the agreement; provided, however, all expenses in excess of $5,000 in the aggregate required Twelve Seas’ prior written approval, which approval would not be unreasonably withheld.

Pursuant to the Business Combination Agreement, on December 20, 2019, Twelve Seas, EBC, and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to EBC’s fees and EBC’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, EBC received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to $3 million and a $1.5 million non-interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. After an event of default, the promissory note would bear interest at the rate of 10% per annum.

The description of the BCMA Fee Amendment does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of (i) the Business Combination Marketing Agreement, a copy of the form of which was filed by Twelve Seas as Exhibit 1.2 to the Registration Statement on Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018 and is incorporated by reference herein as Exhibit 4.13, (ii) the BCMA Fee Amendment, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.78, and (iii) the $1,500,000 Promissory Note issued to EBC, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.79.

Voting Agreement

Pursuant to the Business Combination Agreement, Seller and the Initial Twelve Seas Shareholders entered into the Voting Agreement, dated December 20, 2019 in favor of the Seller (the “Voting Agreement”). The Voting Agreement applies to the ordinary shares and other voting securities of the Company issued to the Initial Twelve Seas Shareholders upon the consummation of the Business Combination (including upon the conversion, exercise, exchange of their securities in Twelve Seas) as well as other securities the Initial Twelve Seas Shareholders acquired or agreed to acquire up to and including the time of Closing (collectively, the “Subject Shares”). The Voting Agreement provides that from and after the Closing until the Voting Agreement terminates with respect to each Initial Twelve Seas Shareholder, at each meeting of the shareholders of the Company and in each written consent or resolutions of the Company shareholders in which an Initial Twelve Seas Shareholder is entitled to vote, consent or approve, such Initial Twelve Seas Shareholder unconditionally and irrevocably agrees to be present for such meeting and vote its Subject Shares (in person or by proxy), as directed by Seller, or consent to any action by written consent or resolution with respect to all such matters, as directed by the Seller. The Voting Agreement terminates upon the earlier to occur of (i) the mutual written consent of the Seller and the Initial Twelve Seas Shareholders and (ii) with respect to any Initial Twelve Seas Shareholder, automatically on the date such Initial Twelve Seas Shareholder no longer holds any Subject Shares.

The description of the Voting Agreement does not purport to summarize all of the provisions of the agreement and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto and incorporated by reference herein as Exhibit 4.73.

Dividend Waivers

Prior to the Closing, the Seller, MENA Energy Services Holdings Limited (“MENA”), the Twelve Seas Insiders and certain assignees of EBC (collectively the “Waiving Holders”) signed and delivered to the Company dividend waivers pursuant to which such Waiving Holders waived, for a period of two years from the date of Closing (the “Waiver Term”), their rights to any dividends with respect to (i) the Exchange Shares, (ii) the Founders’ Shares, and (iii) the ordinary shares issued to EBC and its affiliates in connection with Twelve Seas’ initial public offering. Each dividend waiver terminates upon the earliest to occur of (i) the expiration of the Waiver Term, and (ii) with respect to the Twelve Seas Insiders and EBC, if the Company and/or the Seller or MENA modify their waiver of their rights to dividends in any way.

The description of the Dividend Waiver does not purport to summarize all of the provisions thereof and is qualified in its entirety by reference to the full text of such waiver, a copy of the form of which is attached hereto and incorporated by reference herein as Exhibit 4.80.

Amendment to Phase I Construction Facility Letter

The Amendment to Phase I Construction Facility Letter and the Amendment to the Master Forward Lease Agreement, each dated as of December 29, 2019, each by and between BPGIC and First Abu Dhabi Bank PJSC are described in Item 8.B which description is incorporated herein by reference.

The description of the Amendment to Phase I Construction Facility Letter and the Amendment to the Master Forward Lease Agreement, does not purport to summarize all of the provisions thereof and is qualified in its entirety by reference to the full text of such amendments, copies of which are attached hereto and incorporated by reference herein as Exhibit 4.82 and Exhibit 4.84, respectively.

Other Material Contracts

The Company’s other material contracts governing its business are described in our Form F-4, in the sections entitled “Business of BPGIC”, “BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “The Business Combination Proposal” each of which is incorporated by reference herein. BPGIC’s material contracts governing its business are described in our Form F-4, in the section entitled “Business of BPGIC” and “BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” each of which is incorporated by reference herein.

The descriptions of the other material contracts in our Form F-4 do not purport to summarize all of the provisions of such other material contracts and are qualified in their entirety by reference to the full text of such agreements, copies of which were attached as exhibits to our Form F-4 and are incorporated herein as exhibits.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our securities. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

United States of America

This section is addressed to U.S. Holders of ordinary shares of the Company. Unless otherwise indicated, “ordinary shares” refers to ordinary shares of the Company.

Taxation of Dividends and Other Distributions on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company to you with respect to its ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, or the Company is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the Company’s ordinary shares.

To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate the Company’s earnings and profits under U.S. federal income tax principles.

Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of the Company’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Company ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. tax purposes if at least 75% of its gross income in a taxable year of such foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. In determining the value and composition of its assets for purposes of the PFIC asset test, (1) the cash the Company owns at any time will generally be considered to be held for the production of passive income and (2) the value of the Company’s assets must be determined based on the market value of its ordinary shares from time to time, which could cause the value of its non-passive assets to be less than 50% of the value of all of its assets (including cash) on any particular quarterly testing date for purposes of the asset test.

A determination as to whether the Company is a PFIC with respect to any particular tax year will be made following the end of such tax year. If the Company is a PFIC for any year during which you hold the Company’s ordinary shares, it will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if the Company ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the Company securities and, in the case of the ordinary shares, the U.S. Holder did not make a timely “mark-to-market” election, as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of the Company securities; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Company securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for such securities;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which it is a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year(s) of the U.S. Holder.

If a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a “mark-to-market” election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Company ordinary shares and for which the Company is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income each year that the Company is treated as a PFIC the excess, if any, of the fair market value of such U.S. Holder’s ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of such shares at the end of the U.S. Holder’s taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares in a taxable year in which the Company is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which the Company is treated as a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the Company’s ordinary shares under their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. The Company does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which the Company is a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if the Company were a PFIC at any time during the period you hold its ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if the Company ceases to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which the Company is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which the Company is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, you are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the Company’s ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to the Company’s ordinary shares and proceeds from the sale, exchange or redemption of the Company’s ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and timely furnishing any required information. Transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

F. Dividends and Paying Agents

Beginning with the first quarter of 2020, the Company intends to pay dividends to the holders of ordinary shares who are holders on or about the last business day of each calendar quarter who have not waived their rights to dividends for such quarter. The Company does not currently have a paying agent.

G. Statement by Experts

The financial statements of Brooge Petroleum and Gas Investment Company FZE (“BPGIC” or the “Company”) at 31 December 2018 and 2017 and for each of the two years in the period ended 31 December 2018, appearing in this Report by incorporation by reference to the Form F-4 have been audited by Ernst & Young (“EY”), independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about BPGIC’s ability to continue as a going concern as described in Note 2.2 to the financial statements) appearing elsewhere herein.

Prior to the engagement of EY as BPGIC’s independent registered public accounting firm under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), EY provided a loan staffing service whereby an employee of EY inputted data into Company analyses under the direction and supervision of BPGIC management for a three-week period in July 2018 to assist the Company in their assessment of whether they met certain metrics for a potential transaction (the “service”). The service is not permitted under the auditor independence rules of the U.S. Securities and Exchange Commission (“SEC”) and the PCAOB. The transaction did not ultimately materialize and, as a result, the Company did not use the results generated from this service and the service did not affect the financial statements of BPGIC nor EY’s related audits. Fees for the service were not significant to EY or BPGIC. The professional who provided the service is not a member of the EY audit engagement team with respect to the audits of BPGIC’s financial statements.

After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matter does not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of BPGIC’s financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY has been and is capable of exercising objective and impartial judgement on all issues encompassed within its audits of BPGIC’s financial statements. After considering this matter, BPGIC’s management and those charged with governance over BPGIC concur with EY’s conclusions.

The financial statements of Twelve Seas for the periods from November 30, 2017 (inception) through December 31, 2017 and for the year ended December 31, 2018, appearing in this Report by incorporation by reference to the Form F-4 have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein.

The financial statements of Brooge Holdings Limited at 30 June 2019 and for the period from 12 April 2019 (inception) to 30 June 2019, appearing in this Report by incorporation by reference to the Form F-4 have been audited by EY, independent registered public accounting firm, as set forth in their report appearing elsewhere herein.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “BPGIC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company, BPGIC and Twelve Seas are included in the Form F-4, and are incorporated herein by reference.

Unaudited Pro Forma Combined Financial Statements of the Company are attached to this Report as Exhibit 15.6 and are incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Brooge Holdings Limited.
2.1	Specimen Ordinary Share Certificate of Brooge Holdings Limited (incorporated by reference to Exhibit 4.5 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
2.2	Specimen Warrant Certificate of Brooge Holdings Limited (incorporated by reference to Exhibit 4.6 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
2.3	Warrant Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas Investment Company (incorporated by reference to Exhibit 4.1 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
2.4	Rights Agreement, dated June 19, 2018, between Twelve Seas Investment Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas Investment Company’s Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
2.5*	Amendment to Warrant Agreement and Rights Agreement, dated as of December 20, 2019, by and among Continental Stock Transfer & Trust Company, Twelve Seas Investment Company, and Brooge Holdings Limited.
4.1	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.2	Letter Agreement, dated June 19, 2018, by and between Twelve Seas and Dimitri Elkin (incorporated by reference to Exhibit 10.6 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.3	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Gregory A. Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).

4.4	Letter Agreement, dated June 19, 2018, by and between Twelve Seas, Neil Richardson, Stephen A. Vogel, Bryant B. Edwards and Stephen N. Cannon (incorporated by reference to Exhibit 10.8 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.5	Investment Management Trust Account Agreement, dated June 19, 2018, between Continental Stock Transfer & Trust Company and Twelve Seas (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.6	Registration Rights Agreement, dated June 19, 2018, among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.7	Share Escrow Agreement, dated June 19, 2018, by and among Twelve Seas, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky, Suneel G. Kaji and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.8	Rights Agreement, dated June 19, 2018, between Twelve Seas and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.9	Securities Subscription Agreement, dated December 11, 2017, between Twelve Seas and Twelve Seas Sponsors I LLC (incorporated by reference to Exhibit 10.5 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).
4.10	Amended and Restated Unit Subscription Agreement, dated June 19, 2018, by and between the Registrant and the Initial Shareholder for founders’ units (incorporated by reference to Exhibit 10.4 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.11	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form S-1/A (File No. 333-225352), filed with the SEC on June 14, 2018).
4.12	Administrative Services Agreement, dated June 19, 2018, between Twelve Seas and Twelve Seas Capital, Inc. (incorporated by reference to Exhibit 10.9 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on June 25, 2018).
4.13	Form of Business Combination Marketing Agreement between Twelve Seas and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 1.2 of Twelve Seas’ Form S-1/A (File No. 001-225352), filed with the SEC on June 14, 2018).
4.14	Letter Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 19, 2019).
4.15	Sponsor Promissory Note, dated December 11, 2017 (incorporated by reference to Exhibit 10.7 of Twelve Seas’ Form S-1 (File No. 333-225352), filed with the SEC on June 1, 2018).
4.16	Sponsor Promissory Note, dated April 4, 2019 (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on April 5, 2019).
4.17†	Land Lease Agreement, dated March 10, 2013, by and between Fujairah Municipality and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.20 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.18†	Novation Agreement, dated September 1, 2014, by and among Fujairah Municipality, Fujairah Oil Industry Zone, and Brooge Petroleum & Gas Investment Company FZC (incorporated by reference to Exhibit 10.21 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.19†	Access to and Use of Port Facilities Agreement, undated, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.22 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.20#	Offer Letter, dated April 6, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and BPGIC (incorporated by reference to Exhibit 10.23 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.21	Offer Letter (Addendum), dated July 24, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.24 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.22	Offer Letter (Addendum), dated November 13, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.25 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.23	Offer Letter (Addendum), dated December 31, 2014, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.26 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.24#	No Objection Letter in Respect of the Oil Storage Terminal Project, dated April 13, 2015, by and between Fujairah Oil Industry Zone and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.27 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.25	Offer Letter (Addendum), dated June 24, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.28 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.26†	Master Istisna’ Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.29 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.27#	Offer Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.30 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.28†	Master Forward Lease Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.31 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.29†	Forward Lease, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.32 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.30#†	Common Terms Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.33 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.31†	Commercial Mortgage, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.34 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.32†	Assignment of Contracts, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.35 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.33#†	Investment Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.36 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.34	Service Agency Agreement, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.37 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.35†	Purchase Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.38 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.36†	Sale Undertaking, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.39 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.37†	Seller Option Deed, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.40 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.38#	Account Pledge and Assignment, dated June 29, 2015, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.41 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.39	Conditional Waiver Letter, dated June 29, 2015 by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.42 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.40#	Common User Pipe Rack 3 Concession Agreement, dated March 31, 2016, by and between Port of Fujairah and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.43 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.41#†	The Service Agreement, dated April 1, 2017, by and between Brooge Petroleum and Gas Investment Company and Flowi Facility Management LLC (incorporated by reference to Exhibit 10.44 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.42#	Facility Offer Letter, dated April 9, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.45 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.43	Addendum to Forward Lease, dated April 26, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.46 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.44	Agreement, dated April 27, 2017, by and between National Bank of Abu Dhabi, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.47 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.45	Employment Agreement, dated May 21, 2017, by and between Nicolaas Paardenkooper and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.48 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.46	Employment Agreement Annexure, dated January 8, 2018, by and between Brooge Petroleum and Gas Investment Company FZC and Nicolaas Paardenkooper (incorporated by reference to Exhibit 10.49 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.47#	Facility Offer Letter, dated June 4, 2018, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.50 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.48†	Murabaha Agreement for the Sale and Purchase of Commodities, undated, by and between First Abu Dhabi Bank, PJSC-Islamic Banking Division and Brooge Petroleum and Gas Investment Company (incorporated by reference to Exhibit 10.51 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.48	Letter of Condition Waiver, dated June 21, 2018, by and between First Abu Dhabi Bank and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.52 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.49	Letter Agreement for Renewal of Service Agreement, dated July 1, 2018, by and between Flowi Facility Management LLC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.53 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.50†	Contract for the Provision of Project Management Consultancy (PMC) Services Agreement, dated July 26, 2018, by and between MUC Oil & Gas Engineering Consultancy and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.54 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.51#†	The Contract Agreement, dated September 3, 2018, by and between Audex Fujairah LL FZE and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.55 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.52†	Master Istisna’ Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.56 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.53†	Master Forward Lease Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.57 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.54#†	Common Terms Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.58 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.55	Title Agency Agreement, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.59 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.56	Indemnity Undertaking, dated October 15, 2018, by and between First Abu Dhabi Bank PJSC and Brooge Petroleum and Gas Investment Company FZC (incorporated by reference to Exhibit 10.60 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.57#	Refinery and Services Agreement, dated March 13, 2019 by and between Sahara Energy Resources DMCC and Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to Exhibit 10.61 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.58†	Business Combination Agreement, dated April 15, 2019, by and among Twelve Seas, the Company, Merger Sub, BPGIC, and Seller entered into that certain Business Combination Agreement, pursuant to which BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), as amended (incorporated by reference to Exhibit 2.1 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.59	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 of Twelve Seas’ Form 8-K (File No. 001-38540), filed with the SEC on May 13, 2019).
4.60	Joint Development Agreement, dated May 14, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.62 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.61	Chief Financial Officer Employment Offer Letter, dated May 27, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Saleh Mohamed Yammout (incorporated by reference to Exhibit 10.65 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.62	Addendum to Joint Development Agreement, dated June 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.63 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.63	Second Addendum to Joint Development Agreement, dated July 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.64 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.64	Land Lease Initial Agreement, dated July 14, 2019 by and between Fujairah Oil Industry Zone and Brooge Petroleum & Gas Investment Company FZE (incorporated by reference to Exhibit 10.66 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.65†	Employment Agreement, dated May 1, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Lina Saheb (incorporated by reference to Exhibit 10.67 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.66#	Main Terminal Lease and Offtake Agreement - Phase I, dated August 1, 2019, by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.69 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.67	Chief Marketing Officer Employment Offer Letter, dated August 28, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and Faisal Elsaied Selim Hussain (incorporated by reference to Exhibit 10.70 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).

4.68	Third Addendum to Joint Development Agreement, dated September 6, 2019, by and between Brooge Petroleum and Investment Company FZE and Sahara Energy Resources DMCC (incorporated by reference to Exhibit 10.68 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.69	Amendment to Facility Letter, dated September 10, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC (incorporated by reference to Exhibit 10.71 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.70#	Main Terminal and Lease Offtake Agreement - Phase II, September 20, 2019, by and between by and between Brooge Petroleum and Gas Investment Company and Al Brooge International Advisory LLC (incorporated by reference to Exhibit 10.72 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
4.71	Promissory Note, dated October 21, 2019, issued to Twelve Seas Sponsors I LLC ((incorporated by reference to Exhibit 10.1 of Twelve Seas Investment Company’s Form 10-Q (File No. 001-38540), filed with the SEC on October 25, 2019).
4.72*†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company.
4.73*	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji.
4.74*†	Amended and Restated Founders’ Registration Rights Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Sponsors I LLC, EarlyBirdCapital, Inc., Gregory Stoupnitzky and Suneel Kaji.
4.75*	Amendment to Share Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky.
4.76*	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited.
4.77*†	Initial Shareholder Escrow Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky.
4.78*	Business Combination Marketing Agreement Fee Amendment, dated as of December 20, 2019, by and among Brooge Holdings Limited, Twelve Seas Investment Company and EarlyBirdCapital, Inc.
4.79*	$1,500,000 Promissory Note issued to EarlyBirdCapital, Inc., dated as of December 20, 2019
4.80*	Form of Dividend Waiver
4.81*	Amendment to Promissory Notes dated October 21, 2019 and April 4, 2019, issued to Twelve Seas Sponsors I LLC.
4.82*	Amendment to Phase I Construction Facility Letter, dated December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC.
4.83*	Limited Waiver of Initial Shareholder Escrow Agreement Earn-Out Conditions, dated as of December 17, 2019, by and between Twelve Seas Sponsors I LLC and Brooge Holdings Limited.
4.84*	Amendment to the Master Forward Lease Agreement, dated as of December 29, 2019, by and between Brooge Petroleum and Gas Investment Company FZE and First Abu Dhabi Bank PJSC.
8.1*	List of Subsidiaries of the Company
11.1*	Code of Ethics and Business Conduct
15.1*	Audit Committee Charter
15.2*	Compensation Committee Charter
15.3	Financial Statements of Twelve Seas Investment Company (incorporated by reference to the disclosure on pages F-2 to F-37 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
15.4	Financial Statements of Brooge Petroleum and Gas Investment Company FZE (incorporated by reference to the disclosure on pages F-38 to F-84 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
15.5	Financial Statements of Brooge Holdings Limited (incorporated by reference to the disclosure on pages F-85 to F-91 of Brooge Holdings Limited’s Form F-4/A (File No. 333-233964), filed with the SEC on November 21, 2019).
15.6*	Unaudited Pro Forma Combined Financial Statements of Brooge Holdings Limited.

*	Filed Herewith
#	Certain information has been redacted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.
†	Schedules to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BROOGE HOLDINGS LIMITED

December 30, 2019	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer